SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Cara Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

140755109

(CUSIP Number)

Tinne Gilles

General Counsel, CSL Vifor

Vifor Pharma Management Ltd.

Flughofstrasse 61, CH-8152, Glattbrugg, Switzerland

+41.58.851.80.00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2024

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140755109	SCHEDULE 13D	Page 1 of 6 Pages

1	NAMES OF REPORTING PERSONS Vifor (International) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,396,770
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,396,770

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,396,770
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 140755109	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS CSL Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,396,770 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,396,770 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,396,770 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

(1)

Based on 54,846,639 shares of Common Stock outstanding as of June 30, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024.

(2)	See Item 2 below.

CUSIP No. 140755109	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 (“Common Stock”), of Cara Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 400 Atlantic Street, Suite 500, Stamford, Connecticut 06901.

Item 2.	Identity and Background.

The names of the persons filing this Statement are Vifor (International) Ltd., an entity formed under the laws of Switzerland (“Vifor (International)”) and CSL Limited, an Australian public limited company (“CSL” and, together with Vifor (International), the “Reporting Persons”).

Vifor (International) is the record holder of the shares of Common Stock reported in this Statement and an indirect, wholly-owned subsidiary of CSL. CSL may be deemed to beneficially own the shares of Common Stock reported in this Statement as a result of its indirect ownership of 100% of the equity interests of Vifor (International). Vifor Fresenius Medical Care Renal Pharma Ltd., a majority-owned subsidiary of CSL, previously had the right to acquire certain shares of Common Stock reported in this Statement upon exercise of an option granted to it by Vifor (International), but that option has since expired. Although the Reporting Persons are making this joint filing, except as otherwise set forth in this filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The principal offices of Vifor (International) are located at Rechenstrasse 37, CH-9014 St. Gallen, Switzerland. The principal offices of CSL are located at 655 Elizabeth Street, Melbourne VIC 3000, Australia.

As applicable, the name, business address and present principal occupation or employment of each director, executive officer or controlling person of the Reporting Persons is listed on Schedules 1 and 2 hereto.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported in this Statement were acquired by Vifor (International) in 2020 and 2021 and by CSL in 2022 as a result of its indirect acquisition of 100% of the equity interests of Vifor (International) in 2022. Vifor (International) used available cash on hand to acquire such shares of Common Stock.

Item 4.	Purpose of the Transaction.

The information set forth under Items 2 and 3 of this Statement is incorporated herein by reference.

The Reporting Persons acquired the Common Stock for investment purposes in the Reporting Persons’ ordinary course of business.

The Reporting Persons have had discussions and may have further discussions with officers and directors of the Issuer in connection with the Reporting Persons’ investment in and commercial relationship with the Issuer, including with respect to a potential transaction involving the purchase of a material amount of assets of the Issuer and its subsidiaries by one or more of the Reporting Persons or their affiliates. The topics of these discussions have covered or may cover a range of other issues, including those relating to the business of the Issuer; management;

CUSIP No. 140755109	SCHEDULE 13D	Page 4 of 6 Pages

investor communications; operations; capital allocation; capital structure; issuances of securities; sales of shares to the Issuer; contractual obligations; financial condition, results of operations and cash flows; mergers and acquisitions strategy; reorganizations or other strategic transactions; asset sales; overall business strategy; and environmental, social and governance matters related to the Issuer’s business and stakeholders.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedules 1-3 hereto, currently has any plan or proposal that relates to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D under the Exchange Act, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

The information set forth under Items 2, 3 and 4 of this Statement is incorporated herein by reference.

As described above, the Reporting Persons own an aggregate 7,396,770 shares of Common Stock of the Issuer, which constitutes approximately 13.5% of the issued and outstanding Common Stock of the Issuer (as determined on the basis described in Item 4).

There have been no transactions in shares of Common Stock effected during the past 60 days by the Reporting Persons.

No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock which is held by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 2, 3, 4 and 5 of this Statement is incorporated herein by reference.

An affiliate of Vifor (International) is party to a series of commercial arrangements with the Issuer that provide, among other things, an exclusive license for such affiliate of Vifor (International) to distribute a product of the Issuer for certain therapeutic uses in specified territories, and for the Issuer to supply such product to such affiliate of Vifor (International).

In connection with the foregoing, Vifor (International) entered into a series of securities purchase agreements with the Issuer, pursuant to which Vifor (International) purchased shares of Common Stock. Pursuant to the securities purchase agreement dated as of October 15, 2020 (the “2020 Securities Purchase Agreement”), the Issuer agreed that, in certain circumstances, upon the request of Vifor (International), beginning after October 15, 2022, the Issuer will enter into a registration rights agreement with Vifor (International) that would provide it (or its affiliate transferee) with customary demand and Form S-3 registration rights with respect to the shares of Common Stock issued pursuant to the 2020 Securities Purchase Agreement. Vifor (International) has not made such a request of the Issuer as of the date hereof.

Except as described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the Reporting Persons or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

CUSIP No. 140755109	SCHEDULE 13D	Page 5 of 6 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description of Exhibit

1*	Joint Filing Agreement, dated as of October 30, 2024, by and among Vifor (International) Ltd. and CSL Limited.

2	Securities Purchase Agreement, dated October 15, 2020, by and among Cara Therapeutics, Inc. and Vifor (International) Ltd.

*	Filed herewith.

CUSIP No. 140755109	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIFOR (INTERNATIONAL) LTD.

Dated: October 30, 2024	By:	/s/ Alexandros Sigalas
Name: Alexandros Sigalas, Head of Finance, CSL Vifor

Dated: October 30, 2024	By:	/s/ Markus Frenzen
Name: Markus Frenzen, Head, FP&A, CSL Vifor

CSL LIMITED

Dated: October 30, 2024	By:	/s/ Fiona Mead
Name: Fiona Mead, Company Secretary